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                 UNITED STATES                         OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION               =========================
               Washington, D.C. 20549                  OMB Number: 3235-0058
                   FORM 12b-25                         =========================
                                                       Expires: January 31, 2005
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                                                       Estimated average burden
                                                       hours per response...2.50
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                                                       SEC FILE NUMBER 000-08952
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                                                       CUSIP NUMBER N/A
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                           NOTIFICATION OF LATE FILING
(Check One):/ /Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR
For Period Ended: September 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SB Partners
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Full Name of Registrant


N/A
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Former Name if Applicable


1251 Avenue of the Americas
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Address of Principal Executive Office (Street and Number)


New York, NY  10020
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subjct quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Form 10-K and Form 10-RSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant needs additional time to review its application of recently promulgated Statements of Financial Accounting Standards ("SFAS"), in particular, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was released in 2001 and effective for fiscal years beginning after December 15, 2001.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Adrian Giery                     212                         408-5000
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  (Name)                     (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /X/ No / /


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  /X/  No  /   /
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a loss from operations for the three months ended September 30, 2002 of $205,686, as compared to the net income reported for the three months ended September 30, 2001 of $36,800, and a net loss from operations for the nine months ended September 30, 2002 of $1,561,421, as compared to the net loss reported for the nine months ended September 30, 2001 of $245,042. The changes in results of operations are substantially attributable to the disposition of an operating property in May 2002.


                                   SB Partners
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 2002                      By: /s/ George N. Tietjen, III
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                                                George N. Tietjen, III
                                                Vice-President
                                                (Principal Accounting Officer)